HypoVereinsbank

Member of
UniCredit Group

SEC MAIL PROCESSING
RECEIVED
JUN 2 7 2006
WASH. D.C. 190 SECTION

Securities & Exchange Commission
Judiciary Plaza
450 Fifth Street, N. W.
Washingt[redacted]
USA

06014721

GS12 - Investor Relations
Susan Eckenberg
80311 Munich
Telephone (089)378-29185
Telefax (089)378-24083

Munich, June 20th, 2006

SUPPL

**Re: Bayerische Hypo- und Vereinsbank AG („HypoVereinsbank")
File No. 82-3777**

Ladies and Gentlemen:

HypoVereinsbank hereby furnishes to you as required by Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended:

- Investor Relations Release dated June 1st, 2006 commenting on HypoVereinsbank and Postbank signing a preliminary agreement on payment transactions
- Investor Relations Release dated June 20th, 2006 commenting on Bayerische Hypo- und Vereinsbank increasing its stake in International Moscow Bank

You will receive the items listed above in both the German and the English language.

Very truly yours,

Bayerische Hypo- und Vereinsbank
Aktiengesellschaft

By:
Name: Dr. Regine Angermeyer-Naumann
Title: Head of Investor Relations

By:
Name: Susan Eckenberg
Title: IR Manager

PROCESSED
JUN 2 8 2006
THOMSON
FINANCIAL

Enclosure

INVESTOR RELATIONS RELEASE **JUNE 1, 2006**

HypoVereinsbank and Postbank sign preliminary agreement on payment transactions

MUNICH, BONN, June 1, 2006. – Postbank and HypoVereinsbank signed a preliminary agreement to cooperate on payment transactions today. The planned long-term cooperation, the details of which will be worked out over the next few months, will allow the two banks to exploit synergies in the German payment transactions market. Postbank will continue to expand its transaction banking business segment, while HypoVereinsbank will be able to focus more closely on its operational growth strategy. HypoVereinsbank customers will not experience any changes as a result of the planned cooperation. The leading front-end systems, particularly in the corporate banking segment, will continue to be available to HVB customers in full.

Postbank is already one of the market leaders in payment transactions, and the agreement will enable it to expand its position. "The increasing industrialization of our production processes creates cost synergies and quality standards that will benefit our partners in the long term. Since our processing platform is designed for volume growth, each increase in processing volume generates not only additional earnings but economies of scale as well," notes Dr. Mario Daberkow, General Manager of Deutsche Postbank AG.

The payment transactions subsidiary HVB Payments & Services (PAS) has already successfully increased quality and efficiency. In a highly automated and consolidated market, the planned partnership with Postbank will allow it to take the next step toward reducing costs and strengthening competitiveness. "With Postbank we are gaining an experienced payment transactions partner that will allow us further operational cost advantages, respond to the trend toward standardization and enable us to remain at the top of the market with our front-end applications for corporate customers," says Matthias Sohler, Chief Operating Officer of the HypoVereinsbank Management Board, summing up the significance of the planned cooperation for his bank.

Postbank wishes to process payment transactions for HypoVereinsbank via its subsidiary Betriebs-Center für Banken Deutschland GmbH & Co. KG (BCB), which already processes payment transactions for Deutsche Bank and Dresdner Bank. The HVB payment subsidiary Payments & Services (PAS) may be integrated into BCB.

The preliminary agreement concluded today is awaiting approval by the responsible committees and supervisory authorities.

Investor Relations-Team:

Regine.Angermeyer-Naumann@hvb.de	☎ +49-89-378 27602
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvb.com/ir

Postbank HypoVereinsbank 82-3777

INVESTOR RELATIONS RELEASE **1. JUNI 2006**

HypoVereinsbank und Postbank unterzeichnen Vorvertrag im Zahlungsverkehr

Die Postbank und die HypoVereinsbank haben heute einen Vorvertrag über eine künftige Zusammenarbeit im Zahlungsverkehr geschlossen. Mit der geplanten langfristigen Kooperation, deren Details in den folgenden Monaten ausgearbeitet werden, könnten beide Institute Synergien im deutschen Zahlungsverkehrsmarkt nutzen: Die Postbank baut ihr Geschäftsfeld Transaction Banking weiter aus und die HypoVereinsbank kann sich noch intensiver auf ihre Wachstumsstrategie im operativen Geschäft konzentrieren. Für die Kunden der HypoVereinsbank würde sich durch die geplante Kooperation nichts ändern. Die marktführenden Front-End Systeme, insbesondere im Firmenkundengeschäft, werden den Kunden der HVB weiterhin voll umfänglich zur Verfügung stehen.

Die Postbank ist bereits einer der Marktführer im Zahlungsverkehr und könnte durch die vereinbarte Kooperation ihre Position weiter ausbauen. „Die konsequente Industrialisierung unserer Produktionsprozesse ermöglicht uns Kostensynergien und Qualitätsstandards, von denen unsere Partner nachhaltig profitieren. Da unsere Abwicklungsplattform von vornherein auf Mengenwachstum ausgelegt ist, erzielen wir durch jede Ausweitung des Abwicklungsvolumens nicht nur zusätzliche Erträge sondern auch Skaleneffekte", unterstreicht Dr. Mario Daberkow, Generalbevollmächtigter der Deutschen Postbank AG.

Auch die Zahlungsverkehrstochter HVB Payments & Services (PAS) hat bereits in der Vergangenheit erfolgreich Qualität und Effizienz gesteigert. In dem hochautomatisierten und von Konsolidierungen geprägten Markt bietet die geplante Partnerschaft mit der Postbank die nächste Stufe zu Kostensenkungen und Stärkung ihrer Wettbewerbsfähigkeit. „Mit der Postbank gewinnen wir einen erfahrenen Partner im Zahlungsverkehr. Diese Kooperation

bringt uns operative Kostenvorteile, ist eine angemessene Antwort auf den Trend in Richtung Standardisierung und Normierung und schafft uns Freiraum, mit unseren Front-End Anwendungen für unsere Firmenkunden weiter an der Spitze des Marktes zu bleiben", fasst Matthias Sohler, Chief Operating Officer im Vorstand der HypoVereinsbank, die Bedeutung der angestrebten Kooperation für sein Institut zusammen.

Die Postbank will den Zahlungsverkehr der HypoVereinsbank durch ihre Tochter „Betriebs-Center für Banken Deutschland GmbH & Co. KG" (BCB) abwickeln. Die BCB erledigt bereits Zahlungsverkehrsleistungen für die Deutsche Bank und die Dresdner Bank. Die HVB-Zahlungsverkehrstochter Payments & Services (PAS) könnte in die BCB integriert werden.

Der heute geschlossene Vorvertrag steht noch unter dem Vorbehalt der Zustimmung durch die zuständigen Gremien und Aufsichtsbehörden.

Investor Relations-Team:

Regine.Angermeyer-Naumann@hvb.de	☎ +49-89-378 27602
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvb.com/ir

HypoVereinsbank Member of UniCredit Group

82-3777

INVESTOR RELATIONS RELEASE **JUNE 20, 2006**

Bayerische Hypo- und Vereinsbank increases stake in International Moscow Bank voting capital from 52.9% to 79.3%

Bayerische Hypo- und Vereinsbank AG (HVB) entered into an agreement with the banking group Nordea Bank Finland plc (Nordea) to acquire a further 26.44% stake in the voting capital of ZAO International Moscow Bank (IMB). The closing of the transaction is subject to certain condition precedents, including the approval by the responsible authorities.

By acquiring Nordea's stake, HVB would increase its participation in IMB from 52.9% to 79.3% on voting capital allowing therefore HVB to significantly strengthen its controlling position on the bank.

The remaining 20.7% stake in IMB voting capital is owned by Banque Commerciale pour l'Europe du Nord with a 15.9% stake and the European Bank for Reconstruction and Development with a 4.8% stake.

At closing, HVB will pay Nordea a total cash payment of around USD 395 million for the purchase of the stake.

IMB, which is fully consolidated into HVB since May 1, 2005, as of 31 December 2005, had total assets of USD 5,528.2 million, a shareholders' equity of USD 477.2 million and a net profit of USD 105.7million, with ROE after tax of 28.0%.

Merrill Lynch and the law firm Allen & Overy acted as advisers to HVB in this transaction.

Investor Relations-Team:

Regine.Angermeyer-Naumann@hvb.de ☎ +49-89-378 27602

Susan.Eckenberg@hvb.de ☎ +49-89-378 29185

Richard.Speich@hvb.de ☎ +49-89-378 31063

Fax ☎ +49-89-378 24083

Web Site: http://www.hvb.com/ir

INVESTOR RELATIONS RELEASE **20. JUNI 2006**

Bayerische Hypo- und Vereinsbank erhöht Beteiligung am stimmberechtigten Kapital der International Moscow Bank von 52,9% auf 79,3%

Die Bayerische Hypo- und Vereinsbank AG (HVB) hat heute eine Vereinbarung mit der Bankengruppe Nordea Bank Finland plc (Nordea) über den Kauf einer weiteren Beteiligung am stimmberechtigten Kapital der ZAO International Moscow Bank (IMB) in Höhe von 26,44% getroffen. Der Abschluss der Transaktion hängt von bestimmten Bedingungen ab, u. a. der Genehmigung durch die zuständigen Behörden.

Durch den Erwerb des Anteils von Nordea erhöht die HVB ihre Beteiligung an der IMB von 52,9% auf 79,3% des stimmberechtigten Kapitals und stärkt damit wesentlich die Kontrollposition der HVB bei der Bank.

Die restlichen 20,7% des stimmberechtigten Kapitals befinden sich in den Händen der Banque Commerciale pour l'Europe du Nord und der Europäischen Bank für Wiederaufbau und Entwicklung, die mit 15,9% bzw. 4,8% beteiligt sind.

Bei Vertragsabschluss leistet die HVB an Nordea eine Barzahlung in Höhe von insgesamt ca. 395 Millionen US-Dollar für den Erwerb des Anteils.

Die IMB, die seit 1. Mai 2005 in der HVB vollkonsolidiert wird, wies zum 31. Dezember 2005 eine Bilanzsumme von 5.528,2 Millionen US-Dollar, ein Eigenkapital von 477,2 Millionen US-Dollar und einen Bilanzgewinn von 105,7 Millionen US-Dollar auf, wobei die Eigenkapitalrentabilität nach Steuern bei 28,0% lag.

Merrill Lynch und die Anwaltskanzlei Allen & Overy waren bei dieser Transaktion als Berater für die HVB tätig.

Investor Relations-Team:
Regine.Angermeyer-Naumann@hvb.de ☎ +49-89-378 27602
Susan.Eckenberg@hvb.de ☎ +49-89-378 29185
Richard.Speich@hvb.de ☎ +49-89-378 31063
Fax ☎ +49-89-378 24083
Web Site: http://www.hvb.com/ir